UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

Vislink Technologies, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

92836Y300

(CUSIP Number)

Carleton M. Miller

350 Clark Drive, Suite 125

Mt. Olive, NJ 07828

(941) 953-9035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Carleton M. Miller
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,627,195 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,627,195 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,627,195 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.51% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Consists of (i) 1,958,983 shares of Common Stock held directly by the Reporting Person, (ii) 391,301 shares issuable upon settlement of restricted stock units (“RSUs”) which may vest within 60 days of December 22, 2022 and (iii) 276,911 shares issuable to the Reporting Person upon exercise of stock options which are exercisable or vest within 60 days of December 22, 2022.

(2)	Percentage ownership is calculated based on (i) 47,419,317 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, plus (ii) 391,301 shares issuable to the Reporting Person upon settlement of RSUs which may vest within 60 days of December 22, 2022 and (ii) 276,911 shares of Common Stock underlying stock options held by the Reporting Person that are exercisable or which may vest within 60 days of December 22, 2022, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement” or “Schedule”) relates to the shares of Common Stock $0.00001 par value per share (the “Common Stock”) Vislink Technologies, Inc. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 350 Clark Drive, Suite 125, Mt. Olive, NJ 07828.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by Carleton M. Miller (the “Reporting Person”).

(b) The principal business address of the Reporting Person is c/o Vislink Technologies, Inc., 350 Clark Drive, Suite 125, Mt. Olive, NJ 07828.

(c) The Reporting Person is the Chief Executive Officer and a member of the Board of Directors of the Issuer.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3.

Of the 2,342,015 held directly by the Reporting Person, 1,067,478 shares of Common Stock were purchased in the open market for an aggregate of $506,687.66 (excluding commissions and other execution-related costs) using personal funds.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth or incorporated by reference in Items 3 and 6 of this Statement is incorporated by reference into this Item 4.

The Reporting Person has acquired, and holds, the shares of Common Stock in connection with his position as Chief Executive Officer of the Issuer. From time to time, the Reporting Person may acquire beneficial ownership of additional shares of Common Stock as compensation, by purchase or otherwise, including (a) pursuant to the vesting or exercise of outstanding stock options or restricted stock units currently owned by the Reporting Person or (b) upon receipt from the Issuer of future compensatory equity incentive awards for which the Reporting Person qualifies, including, but not limited to, awards of Common Stock, options to purchase shares of Issuer Common Stock, and restricted stock units of Common Stock. In addition, from time to time, the Reporting Person may determine to dispose of all or a portion of the shares of Common Stock which are beneficially owned by the Reporting Person and over which the Reporting Person has investment power.

The Reporting Person is Chief Executive Officer and a member of the Board of Directors of the Issuer and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to applicable law and policies of the Issuer, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference.

The Reporting Person beneficially owns an aggregate of 2,627,195 shares of Common Stock, which consists of (i) 1,958,983 shares of Common Stock held directly by the Reporting Person, (ii) 391,301 shares issuable upon settlement of RSUs which may vest within 60 days of December 22, 2022 and (iii) 276,911 shares of Common Stock issuable to the Reporting Person upon exercise of stock options which are exercisable or vest within 60 days of December 22, 2022, representing approximately 5.51% of the outstanding shares of Common Stock. The percent of class was calculated based on (i) 47,419,317 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, plus (ii) 391,301 shares issuable to the Reporting Person upon settlement of RSUs which may vest within 60 days of December 22, 2022 and (iii) 276,911 shares of Common Stock underlying stock options held by the Reporting Person that are exercisable or which may vest within 60 days of December 22, 2022, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

(c) On December 16, 2022, the Reporting Person acquired an aggregate of 345,089 shares of Common Stock on the open market, for an average price per share of $0.3911.

On December 19, 2022, the Reporting Person acquired an aggregate of 360,283 shares of Common Stock on the open market, for an average price per share of $0.4297.

On December 20, 2022, the Reporting Person acquired an aggregate of 94,020 shares of Common Stock on the open market, for an average price per share of $0.4623.

On December 22, 2022, the Reporting Person acquired an aggregate of 111,094 shares of Common Stock on the open market, for an average price per share of $0.4933.

On December 23, 2022, the Reporting Person acquired an aggregate of 139,514 shares of Common Stock on the open market, for an average price per share of $0.5747.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person is and will be entitled to receive compensation and other benefits as Chief Executive Officer of the Issuer. In such capacity, he may also be granted equity awards with respect to the Common Stock from time to time. The Reporting Person currently holds (i) 391,301 shares issuable upon settlement of RSUs which were awarded pursuant to the Company’s 2013 long-term stock incentive plan and (ii) stock options to purchase an aggregate of 276,911 shares of Common Stock at an exercise price $1.71 per share pursuant to the Reporting Person’s employment agreement. The restricted stock unit award agreement, the employment agreement and the notices of grant of stock option representing such equity awards are filed as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, and are incorporated by reference into this Item 6 in their entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Restricted Stock Unit Award Agreement by and between the Company and Carleton Miller, dated as of February 16, 2022.
Exhibit 99.2	Employment Agreement by and between the Company and Carleton Miller, dated as of January 22, 2020 (incorporated by reference to Exhibit 10.16 on the Registrant’s Form 10-K, filed on March 31, 2022 (File No. 001-35988)).
Exhibit 99.3	Notice of Grant of Stock Option for Time-Vested Options and Stock Option Agreement by and between the Company and Carleton Miller, dated as of January 22, 2020 (incorporated by reference to Exhibit 10.17 on the Registrant’s Form 10-K, filed on March 31, 2022 (File No. 001-35988)).
Exhibit 99.4	Notice of Grant of Stock Option for Performance-Vested Options and Stock Option Agreement by and between the Company and Carleton Miller, dated as of January 22, 2020 (incorporated by reference to Exhibit 10.18 on the Registrant’s Form 10-K, filed on March 31, 2022 (File No. 001-35988)).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 3, 2023

/s/ Carleton M. Miller
CARLETON M. MILLER